Automated Coffee Shop, Inc

Balance Sheet

As of December 31, 2023

	JAN - DEC 2022	JAN - DEC 2023
ASSETS		
Current Assets		
Bank Accounts		
WBT Business Checking	142,592.47	63,488.42
Total Bank Accounts	**$142,592.47**	**$63,488.42**
Other Current Assets		
Inventory		16,068.00
Security Deposits Paid	6,000.00	6,000.00
Total Other Current Assets	**$6,000.00**	**$22,068.00**
Total Current Assets	**$148,592.47**	**$85,556.42**
Fixed Assets		
Accumulated Depreciation	-137,784.00	-224,243.00
Architecture Fees K1	18,689.31	32,786.81
Computers	5,000.00	5,000.00
Kiosk #1 Equipment	172,186.54	205,016.40
Fixtures Kiosk #1	11,059.20	11,059.20
Total Kiosk #1 Equipment	**183,245.74**	**216,075.60**
Kiosk 1 Leasehold Improvement	41,884.83	115,768.58
Octane Coffee App	110,563.42	196,489.64
Shop Equipment	4,800.00	4,800.00
Total Fixed Assets	**$226,399.30**	**$346,677.63**
TOTAL ASSETS	**$374,991.77**	**$432,234.05**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)		3,044.39
Total Accounts Payable	**$0.00**	**$3,044.39**
Credit Cards		
CC WBT		57.44
Total Credit Cards	**$0.00**	**$57.44**
Other Current Liabilities		
Payroll Liabilities		
Federal Taxes (941/943/944)		3,702.02
Federal Unemployment (940)		84.00
WI Income Tax		469.86
WI SUI Employer		253.39
Total Payroll Liabilities		**4,509.27**
Repayment		-358.20
Cash Advance		0.00

Automated Coffee Shop, Inc

Balance Sheet

As of December 31, 2023

	JAN - DEC 2022	JAN - DEC 2023
Total Repayment		**-358.20**
Wisconsin Department of Revenue Payable		0.00
Total Other Current Liabilities	**$0.00**	**$4,151.07**
Total Current Liabilities	**$0.00**	**$7,252.90**
Long-Term Liabilities		
WBT Equipment Loan	33,578.72	21,686.96
Total Long-Term Liabilities	**$33,578.72**	**$21,686.96**
Total Liabilities	**$33,578.72**	**$28,939.86**
Equity		
Opening Balance Equity	0.00	0.00
Owner's Investment	0.00	0.00
Equity - Clope		60,000.00
Equity - Dan Voell	90,000.00	90,000.00
Equity - David Raschke		105,000.00
Equity - Deasy	37,059.76	37,059.76
Equity - Eckhardt		100,000.00
Equity - Eric Resch	37,500.00	37,500.00
Equity - Kubiak Holdings LLC	25,000.00	160,625.00
Equity - Lancaster Investments	250,000.00	250,000.00
Equity - Tundra Angels	235,000.00	235,000.00
Equity - WeFunder	47,680.03	47,680.03
Total Owner's Investment	**722,239.79**	**1,122,864.79**
Retained Earnings	-165,067.18	-380,826.74
Net Income	-215,759.56	-338,743.86
Total Equity	**$341,413.05**	**$403,294.19**
TOTAL LIABILITIES AND EQUITY	**$374,991.77**	**$432,234.05**